Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Tele2 AB Subject Company: Com Hem Holding AB Commission File No.: 333-226947

Tele2 has filed a registration statement on Form F-4 with the US Securities and Exchange Commission (the “SEC”) in connection with the transaction, which is available on the SEC’s website at https://www.sec.gov/edgar/searchedgar/companysearch.html.  US resident shareholders of Tele2 are urged to read the US registration statement carefully.  The US registration statement contains important information about the transaction particular to US shareholders of Tele2.

Dear Tele2 shareholder,

On January 10, 2018, Tele2 and Com Hem announced the intended merger of the two companies to create a leading integrated connectivity provider in the Swedish telecommunications market.

Over the last few years, both Tele2 and Com Hem have undertaken a period of active strategic development and continued long-term investment into our networks, to increase capacity and coverage, with the ultimate goal of improving customer satisfaction as well as better positioning each of our companies for the future.  At the same time, we have generated substantial value for our respective shareholder bases.

As we look into the future, and listen to the expectations of our customers, the combination of Tele2 and Com Hem is a natural next step for both companies.  The enlarged company will have a 4G network population coverage in Sweden of 99.9 percent and its broadband network will cover over 60 percent of Sweden’s households, meeting the demands of tomorrow in both the B2C and B2B segments.  It will be the second largest mobile telephony and fixed broadband provider in the Swedish market, and the leader in digital TV.  The combination of the two companies will therefore position the company for enhanced growth, product diversification and a broader base for cash flow generation in Sweden as it builds from the fundamentals of both a mobile business and a fixed broadband and digital TV & Play business.

As a result of the combination, the merger is expected to increase the long-term cash flow resilience of the enlarged Tele2 in comparison to Tele2 and Com Hem individually and unlock meaningful long-term value through synergies.  The enlarged company is therefore expected to have significant capacity to support its strategic ambitions, drive growth and allow for attractive shareholder remunerations and returns.  Specifically, enlarged Tele2 will seek to operate within a net debt/EBITDA range of between 2.5–3.0x, maintain investment grade credit metrics and is expected to distribute in excess of 100 percent of equity free cash flow to shareholders, through a combination of dividends and share repurchases.

The planned merger between Tele2 and Com Hem takes both companies into a new chapter and a new world of possibilities that will fearlessly liberate Swedish households, individuals and businesses of all sizes to live a more connected life.  I, together with the Board of Directors of Tele2 and Com Hem, believe that this transaction is therefore highly beneficial to both companies and ultimately to you, our shareholders.

To conclude, we are very excited about the mutual benefits that this transaction will provide and hope that you as a shareholder will support us by attending and voting in favour of the combination of Tele2 and Com Hem at Tele2’s Extra General Meeting (“EGM”) on September 21, 2018.

Please find more information about the EGM and contact details to Tele2’s hotline service further below in this information notice.

Yours sincerely,

Allison Kirkby
President & CEO, Tele2 AB

Key dates

September 14, 2018 – Record date for participation at the extra general meeting
September 17, 2018 – Last day to give notice of attendance to the extra general meeting
September 21, 2018 – Extra general meeting in Tele2
Fourth quarter 2018 – The merger is expected to register

What to do as a shareholder?

If you own shares in Tele2, regardless of class, you are not obliged to take any action.  However, you will have the ability to vote on the statutory merger in the EGM.

In order for shareholders in Tele2 and Com Hem to resolve to approve the merger, a minimum two-thirds majority of votes cast as well as shares represented, within each class of shares, on each of Tele2’s and Com Hem’s respective EGMs, must resolve to approve the merger.  The shareholders in Tele2 must also with the same majority approve the issuance of shares in Tele2 as part of the consideration to Com Hem’s shareholders.

The Tele2 EGM is scheduled to take place on September 21, 2018, at 13.00 CEST at Fotografiska Event & Konferens, Stadsgårdshamnen 22, Stockholm.  Shareholders who wish to attend the EGM shall:

•	be entered in the share register maintained by Euroclear Sweden AB on Friday, September 14, 2018, and,
•
give notice of their attendance no later than Monday, September 17, 2018.  Notice of attendance can be made on the company’s website at www.tele2.com, by telephone to +46 (0) 771 246 400 or by mail to Computershare AB “EGM Tele2”, P.O. Box 610, SE-182 16 Danderyd, Sweden.

Further information regarding Tele2’s EGM is available in the Notice to attend the Extraordinary General Meeting, which is available at www.tele2.com under the heading “Extraordinary General Meeting 2018”, found under the section “Governance”.

Additional information

Tele2 and Com Hem has filed a merger document with more information about the merger.  The merger document has been approved by the Swedish financial supervisory authority and is available in Swedish and English at info.tele2.com.

Tele2 and Com Hem has also filed a registration statement on Form F-4 with the SEC in connection with the transaction, which is available on the SEC’s website at www.sec.gov/edgar/searchedgar/companysearch.html.  US resident shareholders of Tele2 are urged to read the US registration statement carefully.  The US registration statement contains important information about the transaction particular to US shareholders of Tele2.

Since readers increasingly use digital devices, and in order to protect the environment, the merger document will not be distributed physically.  However, Tele2 has opened a hotline service where shareholders who wish can order a physical copy of the merger document and have questions answered regarding the execution of the merger.  Find contact details to Tele2’s hotline service below.

Non-US shareholders
•   +46 8 21 26 28
US shareholders
•   +1 (800) 322-2885

Additional information about the merger, press releases, transaction documents, and frequently asked questions can be found on the link below:

info.tele2.com/

IMPORTANT INFORMATION

The information included in this transcript is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Tele2 or Com Hem. Tele2 has filed a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction. Tele2 and Com Hem expect to mail a merger document, which is part of the registration statement on Form F-4, to security holders of Com Hem in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 and Com Hem have filed with the SEC or send to security holders of Com Hem in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER DOCUMENT CAREFULLY. THE MERGER DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. Investors and security holders are able to obtain free copies of the merger document through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88, or from Com Hem, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40.

In addition to the registration statement and merger document, Tele2 and Com Hem file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by Tele2 or Com Hem at: http://www.tele2.com/investors/ and http://www.comhemgroup.se/en/investors/, respectively.

FORWARD LOOKING STATEMENTS

The information in this transcript may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although managements of each respective company believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and neither Tele2 nor Com Hem undertakes any obligation to update these forward-looking statements. Past performance of Tele2 and Com Hem does not guarantee or predict future performance of the combined company. Moreover, Tele2, Com Hem and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the transcript. Additionally, there can be no certainty that the Merger will be completed in the manner and timeframe described in this transcript, or at all.

NO SOLICITATION

This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.